

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03026954

July 10, 2003

No Act
P.E. 4-24-03
1096050

Kevin S. Woltjen
Woltjen Law Firm
4144 North Central Exprwy., Ste. 410
Dallas, TX 75204

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/10/2003

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

Dear Mr. Woltjen:

This is in response to your letter dated April 24, 2003 concerning the shareholder proposal submitted to Global Entertainment by Steven M. Abboud. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steven M. Abboud
Shining Star Investments, Inc.
16569 Summit Dr.
Omaha, NE 68136

WOLTJEN
LAW FIRM

4144 NORTH CENTRAL EXPRWY., STE. 410
DALLAS, TEXAS 75204

TELEPHONE: 214-742-5555
FACSIMILE: 214-742-5545
E-MAIL: woltjenlaw@woltjenlaw.com


RECEIVED
APR 25 2003
184
PROCESSING
SECTION

April 24, 2003

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

As counsel to Global Entertainment Holdings/Equities, Inc. (the "Company"), we are writing to seek confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal and supporting statement (together, the "Proposal") submitted to the Company in a December 11, 2002 letter from Steven Abboud ("Proponent"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;
2. Proponent's December 11, 2002 letter to the Company which includes the Proposal (attached as Exhibit A);
3. the Company's December 17, 2002 letter to Proponent at Shining Star Investments, Inc. pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposal (attached as Exhibit B); and
4. Proponent's December 30, 2002 letter in response to the procedural and eligibility deficiencies of the Proposal (attached as Exhibit C).

The Company expects to file its definitive Proxy Materials in mid-July 2003 and intends to omit the Proposal for the reasons set forth herein.

Rule 14a-8(c) Number of Proposals

Proponent's December 11, 2002 letter failed to comply with the procedural requirement that each shareholder submit no more than one proposal for a particular shareholder's meeting pursuant to Rule 14a-8(c) of the 1934 Act. His December 30, 2002 response to the Company's notice of procedural deficiencies attempted to break the original proposal into two separate proposals with one proposal being submitted by Proponent, and the other proposal being submitted by an entity which Proponent controls, Shining Star Investments, Inc. ("SSI"). Proponent is the beneficial owner of eighty-seven and one-half percent (87.5%) of SSI.

Proponent is attempting to avoid the operation of the "single proposal" rule by having SSI, an entity that is under his control and acting as his alter ego, submit a proposal on his behalf. Accordingly, the Proposal is not in compliance with the eligibility and procedural requirements of Rule 14a-8(c) and may therefore be excluded. Additionally, the last paragraph of the supporting statement requests that proper action be taken by the board which is an additional proposal and constitutes "bundling" of related proposals in a single item which is prohibited by Rule 14a-4.

In addition to the Company's intention to exclude the Proposal as discussed above, the Company proposes to exclude from the Proxy Materials the Proponent's supporting statement. These exclusions are permitted by Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(4), 14a-8(i)(6), and 14a-8(i)(7) under the 1934 Act, as well as Commission precedent.

Rule 14a-8(i)(1) Proper Subject Exclusion

The Proposal, if approved by the Company's shareholders, would be binding on the Company and therefore improper under Colorado law. A proposal that mandates a particular act is inconsistent with the board of director's authority to manage the company and therefore will not be proper under applicable state law. Section 7-108-101 of the Colorado Corporations and Associations Act provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors. The Proposal would abrogate the powers of the Company's board of directors and would require management to appoint an independent financial valuation expert whose responsibilities and accountability are unclear.

Accordingly, the Proposal may be excluded under the authority of Rule 14a-8(i)(1).

Rule 14a-8(i)(2) Violation of Law

The Company could not lawfully implement the Proposal even if its shareholders approve it because the Company has never been granted the requisite rights to perform the acts required by the Proposal, and the Proposal would require the Company to breach existing contractual rights. Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded from a company's proxy materials if it would require the Company to violate state, federal or foreign law.

In Kroger Co., the company argued that the proposal requiring the company to limit the remuneration of officers would cause it to violate Ohio law because the chairman and chief executive officer was party to an employment contract that provided a minimum level of compensation during his employment. The proponent was required to recast the proposal so that it was prospective for it to be included. Kroger Co., 2000 SEC No-Act. LEXIS 583 (Apr. 21, 2000).

Although the agreement between the Company's wholly owned subsidiary, Interactive Gaming and Wagering, N.V. ("IGW"), and Royal Combivac, also known as VIP, provides IGW with certain monitoring and inspection rights, it does not grant IGW, the Company, or its shareholders, the right to appoint an independent financial valuation expert to value VIP and its affiliates. The agreement states that "the underlying purpose of this [monitoring and audit] clause is to protect IGW from wilful underpayments generated by fraud on the part of VIP [Royal Combivac]." The obvious negative implication of this provision is that IGW is not permitted to perform any other act that is inconsistent with agreement. Therefore, for the Company to satisfy the Proposal, it would have to obtain information to which it is not entitled, and any such action would require violating the law.

The Proposal, if adopted, would require the Company to take actions that are inconsistent with and in breach of the terms of the agreement between IGW and Royal Combivac. Thus, the Proposal should be excluded from the Proxy Materials under the authority of Kroger Co. and Rule 14a-8(i)(2).

Rule 14a-8(i)(3) Violation of Proxy Rules

The supporting statement of the Proposal is contrary to the Commission's proxy rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials, therefore the Proposal should be excluded.

Materially False Statements

The supporting statement in the Proposal includes statements which directly or indirectly make charges concerning improper, illegal or immoral conduct without factual foundation. In Idacorp, Inc., a company successfully excluded a proposal as "false, misleading and without any basis of fact" in which it argued that the proponent had wrongfully accused it of conspiracy by stating potential merger partners were in a conspiracy to deceive shareholders. Idacorp, Inc., 2001 SEC No-Act. LEXIS 29 (Jan. 9, 2001).

The Proposal states that there has been inadequate disclosure to the SEC and shareholders regarding the revalued sale of VIP Sports, VIP Casinos and VIP Soccer to Royal Combivac. The reference to a revalued sale as having occurred is materially false as no such revalued sale has ever transpired. The payment terms of the sale were modified but no new sales price was ever adopted, contrary to statements made by Proponent in the Proposal.

These statements falsely imply that the Company, through its wholly owned subsidiary IGW, "resold" VIP Sports and its affiliates to Royal Combivac and failed to properly disclose the sale and the new sales price. On January 1, 2002, IGW and Royal Combivac, N.V. combined the "IGW Installation and Maintenance Agreement" and the "IGW Software Licensing Agreement" into one document. This consolidation and amendment of terms did not involve a sale, or a revalued sale, and did not constitute a resale or an acquisition or disposition of assets triggering disclosure on a current report filed with the Commission.

Misleading Statements

The Proposal is also inherently vague and indefinite and is likely to mislead stockholders. The Proposal recommends that the Company's board appoint an unbiased, recognized, independent financial valuation expert to render an opinion as to the value of VIP Sports and its affiliates, but it is unclear on the specifics to be addressed by the expert and included in their opinion.

A proposal is deemed to be misleading if it does not set forth the means for its implementation. In Middle South Utilities, Inc. (SEC No-Action Letter available March 14, 1984), the Staff agreed that a proposal could be excluded if "it intrudes upon the discretionary authority of the Board of Directors..." and as misleading if the method of implementation was not specified in the proposal. The Proposal as submitted not only intrudes upon the discretionary authority of the Company's board of directors, but also does not specify the steps the Company must take to implement the Proposal, if any. Also, the last paragraph of the statement in support seems to indicate that in addition to the appointment of an independent financial valuation expert, the Proponent desires the Company's board to take further action "to complete a formal Sale Agreement and Royalty Agreement that is more representative of the original agreement made in 1998." Not only is this statement vague and misleading, it constitutes "bundling" of related proposals in a single item which is prohibited by Rule 14a-4.

Additionally, the Proposal does not indicate whether the appointment of a financial valuation expert would require approval by the shareholders of the Company, nor does it set forth a time period by which such expert should be appointed and render their opinion. It is also unclear what type of actions or procedures the Proponent is requiring an expert to undertake in order to value VIP Sports and its affiliates, and what issues should be addressed in the opinion.

For the various reasons stated above, the Proposal is so vague and indefinite as to be misleading. Thus, the Proposal may be excluded under the authority of Commission precedent and Rule 14a-8(i)(3), which provides that an issuer may omit a proposal from its proxy material if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(4) Personal Grievance/Special Interest

The Proposal relates to the redress of Proponent's personal grievance against the Company and its current board of directors, and it is designed to further a personal interest which is not shared by the Company's other shareholders at large.

"The Staff has consistently permitted the exclusion of proposals designed to further a personal interest not shared by other Security-holders. See, e.g., Eastman Kodak Company (February 28, 1992) (proposal recommending that company board establish a stockholders' advisory committee excludable); Thomas Industries Incorporated (January 13, 1992) (proposal that company establish policy relating to employment discrimination excludable); Rockwell International Corporation (November 21, 1991) (proposal that company establish a patent recognition and review policy excludable)." Merck & Co., Inc., 1994 SEC No-Act. LEXIS 166.

Proponent served as the Company's president, chief executive officer and a director from 1998 to late 1999. In November 1999, the Company received very negative publicity when an article was published in a national periodical concerning the Internet gaming industry. Specifically, the article alleged that the industry was infiltrated by unsavory characters and mentioned Proponent by name as an example of this problem, referencing Proponent's two felony convictions and jail term for falsely applying for a passport while on probation for drug possession. As a result, Proponent resigned, effective December 31, 1999, from his position as president and chief executive officer, and as a member of the Company's board of directors in August 2000.

The Proposal relates to the Company's relationship with one of IGW's customers, Royal Combivac N.V., also known and previously referenced herein as VIP. The original contract between IGW and VIP executed in 1998 was for a period of six years and provided that VIP would pay to IGW 70% of its "gross take" (player losses less player winnings, not inclusive of any cost of goods sold). However, virtually as soon as the contract was signed, the Company and VIP realized that VIP could not pay the 70% royalty and remain competitive in its market. Consequently, VIP's unpaid royalty obligations to the Company (through IGW) began to grow at a rapid rate.

In 1999 and 2000, multiple steps were undertaken by the Company's board, on which Proponent served, and VIP to reduce the royalty rate. This resulted in VIP's royalty rate, although lower, still being in excess of rates paid by other IGW clients and the industry at large. VIP was aware of the lower rates being charged to other IGW clients because it had acquired an ownership interest in an IGW client who was paying a much lower rate. As a result, VIP threatened to terminate its license and relationship with IGW.

In December 2001, the Company signed a letter of understanding with VIP that resolved the long-standing issue of lowering their royalty rate to what they considered to be a competitive level. In January 2002, an agreement reflecting the reduction in royalty was executed.

Although Proponent served as the Company's president from 1998 to late 1999, and was not only aware of the terms of the May 1998 VIP sale but also had the opportunity and, more importantly the duty, to investigate any perceived impropriety, he did not seek valuation of VIP until after he was forced to resign as a result of the negative publicity. Additionally, Proponent did not see a need for a valuation of VIP and its affiliates in January 2001 when the royalty rate was initially lowered, at a time when Proponent was an advisor to the Company's board of directors and privy to the board's actions. It was not until the January 2002 agreement reflecting the reduction in royalty rate was executed when Proponent was excluded from participation with, and no longer acting as an advisor to, the board that Proponent raised his concerns regarding the VIP sale. This indicates that his motives regarding the 1998 VIP sale are of a personal nature and are not shared by the Company's shareholders at large.

Accordingly, the Proposal may be excluded under the authority of Rule 14a-8(i)(4) and Commission precedent, which provides that an issuer may omit a proposal from its proxy material if "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large."

Rule 14a-8(i)(6) Absence of Power/Authority

If adopted, the Proposal would require the Company to take actions that are beyond the power of the Company to effectuate because it requires action by third parties over which the Company has no control, requests that the Company attempt to violate an existing contractual obligation, and it imposes vague objectives without providing a specific means of implementation. Rule 14a-8(i)(6) provides that a stockholder proposal may be excluded from a company's proxy materials if the proposal would require the company to undertake acts it could not carry out.

The Proposal's objective of obtaining an opinion regarding the value of VIP would require a financial valuation expert to conduct an audit of VIP Sports and its affiliates, prepare a formal accounting, and conduct other similar procedures. All of these procedures would necessarily require access to and review of VIP books and records, which the Company is not in possession of, and over which it has no power to compel the production. As stated above under "Rule 14a-8(i)(2) Violation of Law," the agreement between IGW and Royal Combivac does not grant IGW, the Company, or its shareholders, the right to appoint an independent financial valuation expert to value VIP and its affiliates. Further, the Proposal does not specify the steps the Company must take to implement the Proposal and fails to address the specifics to be addressed by the expert and included in their opinion.

Finally, the Proposal implies and the supporting statement specifies that the Company's board take some action regarding the completion of "a formal Sale Agreement and Royalty Agreement." The Company does not have the power or the authority to unilaterally change an existing contract with VIP.

Accordingly, the Proposal, if adopted, would require the Company to take actions that are beyond the power of the Company to effectuate because it does not set forth specific means of implementation, would require action by third parties over which the Company has no control, and would violate the terms of the agreement between IGW and Royal Combivac. Thus, the Proposal should be excluded from the Proxy Materials under Rule 14a-8(i)(6).

Rule 14a-8(i)(7) Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal may be omitted from proxy materials if it deals with a matter relating to the company's ordinary business operations. The policy underlying this rule:

> "...is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Wal-Mart Stores, Inc. (SEC No-Action Letter January 30, 1998) quoting Commission Release No. 34-19135, n. 47 (October 14, 1982) quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). "Accordingly, the rule excludes shareholder proposals that 'deal with ordinary business matters of a

complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business.'" Release No. 34-12999 (November 22, 1976); accord. Release No. 34-19135, at n. 47.

Section 7-108-101 of the Colorado Corporations and Associations Act, the law under which the Company is incorporated, mirrors this policy by providing that "...all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors ..."

While the Proposal's statement in support asserts several allegations against the Company and its officers, this discussion is incidental to the purpose of the Proposal which is to cause the Company to value VIP Sports and its affiliates and presumably attempt to modify an existing contract with one of the Company's licensees. The Proposal therefore requires actions which constitute ordinary business operations and procedures confined to the domain of the Company's board of directors and beyond the competence and directions of its shareholders. Whether the Company should undertake any such actions is within the discretion of the Company's board of directors in managing the business and affairs of the Company and is not an appropriate subject for a shareholder vote.

When the VIP sale was effected in 1998, Proponent was chief executive officer and a director of the Company and did not request a valuation of VIP or disclosure of the original deal. Therefore it is evident that Proponent considered the sale to be ordinary business operations within the domain of the board and beyond the competence of the Company's shareholders. It was not until the Proponent resigned from his positions as officer and director of the Company and became a mere shareholder of the Company that he decided to raise the issue as eligible for a shareholder vote.

For the reasons stated above, the Proposal may be excluded under Commission precedent and the authority of Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

Request for Prospective Relief

The Company seeks prospective relief by asking that the Commission's response state that all future proposals from Proponent relating to the grievance can be excluded based upon how often the Proponent has interacted with the Company about the issue represented in the Proposal, the egregiousness of the personal grievance, and the impact of the Proposal's topic on the Company.

In Cabot Corp., 1994 SEC No-Act. LEXIS 754 (Nov. 4, 1994), the SEC staff granted prospective relief relating to the proponent. The company asserted that the proponent was a former employee, who was eligible for a long-term disability benefit and who had sought to return to work after recovering from the disability, to find that his former position was no longer available. The company represented that the proponent also sought payment for various employee benefits. While this claim was pending, the proponent sought to intervene in a rate case involving one of the company's business units and sued the company alleging age discrimination. The company noted that the proponent had appeared in person at its annual shareholders' meeting many years ago to contest a proposed amendment to the company's charter to limit directors' liability and acknowledged that his stance on the proposed amendment was a response to his pending claims against the company. The company noted that the proponent then submitted shareholder proposals in each of the seven years following the settlement of his claims with the company. The Commission recognized the inherent likelihood of the proponent continuing to harass the company regarding a personal grudge and therefore granted the company prospective relief.

Prior to the 2002 annual meeting of the Company's shareholders, Steven Abboud led a group of shareholders in a improper proxy solicitation in an effort to place himself and others on the board and thus gain control of the Company. Upon notification from the Commission that the filed proxy materials did not comply with the proxy rules, the proxy materials were withdrawn. On November 27, 2002, the Company filed a complaint, in Miami-Dade Circuit Court in Florida against Steven Abboud for counts of breach of fiduciary duty, fraud, conversion, business defamation, misappropriation, and declaratory relief. The action also seeks to enjoin Steven Abboud and certain corporations under his ownership or control from transferring the Company's stock, and to enjoin him from improper or illegal action with regard to proxies.

On March 7, 2003, the Company's board of directors was eventually obligated to mail to all of its shareholders of record a letter addressing the issues relating to the current dispute with its shareholder, Steven Abboud. A report on Form 8-K, with a complete copy of the shareholder letter attached as an exhibit, was filed by the Company on March 10, 2003 disclosing this shareholder communication.

The Company has been forced to deal with Proponent regarding the issues underlying the Proposal numerous times. At every meeting, formal or informal, shareholders or directors, Steve Abboud has disruptively attempted to address the VIP situation. This has had a substantial impact on the Company and has caused it to expend valuable management time and financial resources. His consistent disruptive approach is very similar to that of the proponent in Cabot, and therefore justifies prospective relief relating to Proponent's grievance. Therefore, the Company requests prospective relief by asking that the Commission's response state that all future proposals from Proponent relating to the grievance be excluded.

Conclusion

For all of the above reasons, it is our opinion that the Proposal may properly be excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders. On behalf of the Company, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding exclusion of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 742-5555.

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to exclude the Proposal from the Company's Proxy Materials.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and self-addressed envelope provided herein.

Sincerely,



Woltjen Law Firm

cc: Steven Abboud

SHINING STAR INVESTMENTS, INC.
16569 SUMMIT DR
OMAHA, NE 68136

December 11, 2002

Global Entertainment Holdings/Equities, Inc.
Attn: B.O.D & Mr. Bryan Abboud, President/CEO
501 Brickell Key Drive, Suite 603
Miami, Florida 33131

Fax # 305-373-4668

*****SENT VIA FACSIMILE AND UPS OVERNIGHT SIGNATURE REQ.**

To the Board of Directors of Global Entertainment Holdings/Equities, Inc.:

Mr. Steven M. Abboud, and Shining Star Investments, Inc., shareholders which represent approximately 2,342,696 shares or approximately 23% or $421,000 of the current and outstanding shares, request the following item to be included in the proxy statement and on the agenda for the next annual meeting of the shareholders. As specified in the December 31, 2001 10KSB, the deadline for submission of shareholder proposals is December 15, 2002. More specifically the clause reads, "Proposals of shareholders that are intended to be presented at the Company's next Annual Meeting must comply with the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under Regulation 14A of the Securities Exchange Act of 1934, and must be received by the Company no later then December 15, 2002 in order to be included in the proxy statement and proxy relating to the meeting. We have taken the liberty to have an attorney review Rule 14a-8 and advise us as to the legality of inclusion of the following proposals and issues that we feel need to be included at the next annual meeting:

In accordance with Rule 14a-8 of the Securities and Exchange Commission, I Steven Abboud meet the eligibility requirement as follows:

1. I have held more than $2000 in market value and over 1% of the Company's securities entitled to be voted on for at least one year prior to this date and will continue to hold the required number of these securities until the next annual meeting of the shareholders.
2. I have submitted no more than one proposal.
3. My proposal is within the 500-word limit.
4. I am submitting this proposal prior to the deadline specified in the 2001 10KSB filed with the S.E.C.

Included with this cover letter is my proposal and Statement of support for the matters to be acted upon at the next meeting of the shareholders of Global Entertainment Holdings/Equities, Inc.

Sincerely,



Steven M. Abboud

EXHIBIT
A

Proposal For Next Annual Meeting for Global Entertainment

PROPOSAL: To fully disclose in all material respects the revalued sale of VIP Sports to Royal Combivac in the form of an 8K filing with the Securities and Exchange Commission and to fully explain, to the shareholders, the steps taken by the Board that lead them to their decision to reduce the previously agreed sale price in 1998; and to explain in detail the valuation methods and underlying assumptions used in calculating the lower sale price. To appoint an unbiased, recognized, independent financial valuation expert to render an opinion as to the value of VIP Sports and its' affiliates.

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE MEETING

The reasoning in support of this proposal is the result of inadequate disclosure to the SEC and Shareholders of this material event, namely the revalued sale of VipSports, VipCasinos and VipSoccer to Royal Combivac in 2002. These companies and their Internet properties were sold by Interactive Gaming & Wagering N.V. (IGW), as a result of Global's negotiations to acquire and finance IGW in 1998. The sale was necessary due to the uncertain legal environment as it relates to United States Gaming Laws. Recognizing that IGW's most substantial asset was the VIP companies, Steven Abboud, on behalf of Global, insisted on a 70% royalty in perpetuity as consideration for the sale, prior to the acquisition and financing of IGW. The sale was modified and approved by the current board and the new sale price has never been disclosed to the shareholders nor has it been disclosed and filed with the SEC by virtue of a Form 8-K. It was disclosed at the most recent annual shareholders meeting in July 2002 that the total wagers for all IGW licensees exceeded $600 million in total wagers and that Royal Combivac (VIP & Affiliates) represented 53% or $318 million of this figure. Considering the magnitude and material nature of this particular asset; the shareholders of Global have the right to know how this will affect shareholder value both now, in the future and as it compares to the original sale price based on consideration of a 70% royalty in perpetuity. Although there have been multiple attempts made to resolve the above issues with the current Board and certain controlling shareholders, all efforts have failed due to the current Board's reluctance to share information that they have classified as confidential.

A shareholder vote in favor of this proposal to appoint an independent analyst to complete an evaluation of VipSports and its' affiliates will provide an unbiased assessment as to the fair value of these assets. Upon completion of this evaluation, it would be presented to an unbiased independent board and proper action would be taken to complete a formal Sale Agreement and Royalty Agreement that is more representative of the original agreement made in 1998, when the VIP companies were sold for consideration of the 70% royalty in perpetuity.



Steven Abboud

12-10-02

Date


Global
Entertainment
Holdings/Equities, Inc.

Shining Star Investments, Inc.
Steven Abboud
16569 Summit Drive
Omaha, Nebraska 68136

December 17, 2002

Re: Shareholder Proposal for Global's Next Annual Meeting of Shareholders

Dear Mr. Abboud:

Please be advised that the proposal dated December 11, 2002 that you submitted to Global Entertainment Holdings/Equities, Inc. ("Global") for presentation by you at Global's next annual meeting of shareholders fails to comply with the procedural requirement that each shareholder may submit no more than one proposal for a particular shareholder's meeting pursuant to Rule 14a-8(c) of the Securities Exchange Act of 1934 ("Act"). As you have submitted more than one proposal, your proposal is procedurally deficient.

Your response to this notification must be postmarked, or transmitted electronically, no later than fourteen (14) days from the date you receive it.

Sincerely,

Bryan Abboud
CEO
Global Entertainment Holdings/Equities, Inc.


EXHIBIT
tabbies
B

SHINING STAR INVESTMENTS, INC.
16569 SUMMIT DR
OMAHA, NE 68136

December 30, 2002

Global Entertainment Holdings/Equities, Inc.
Attn: B.O.D & Mr. Bryan Abboud, President/CEO
501 Brickell Key Drive, Suite 603
Miami, Florida 33131
Fax: (305) 373-4668

*****SENT VIA FACSIMILE AND US MAIL** (Pages 3)

Dear Mr. Abboud:

In reply to your letter dated December 17, 2002 regarding the failure to comply with the procedural requirements that each shareholder may submit no more than one proposal for a particular shareholder's meeting pursuant to Rule 14a-8(c) of the Securities Exchange Act of 1934, I have attached a copy of my revised proposals for each of the two shareholders.

Please take note that the original proposal, dated December 11, 2002, is presented by two shareholders, Shining Star Investments, Inc. and Steven M. Abboud and thus I have broken down my original proposal into two separate proposals to be addressed at the next annual meeting of the shareholders of Global Entertainment Holdings.

I will await your reply regarding these proposals.

Sincerely



Steven M. Abboud
President
Shining Star Investments, Inc.


EXHIBIT
tabbies
C

Proposal For Next Annual Meeting for Global Entertainment

PROPOSAL: To appoint an unbiased, recognized, independent financial valuation expert to render an opinion as to the value of VIP Sports and its' affiliates.

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE MEETING

The reasoning in support of this proposal is the result of inadequate disclosure to the SEC and Shareholders of this material event, namely the revalued sale of VipSports, VipCasinos and VipSoccer to Royal Combivac in 2002. These companies and their Internet properties were sold by Interactive Gaming & Wagering N.V. (IGW), as a result of Global's negotiations to acquire and finance IGW in 1998. The sale was necessary due to the uncertain legal environment as it relates to United States Gaming Laws. Recognizing that IGW's most substantial asset was the VIP companies, Steven Abboud, on behalf of Global, insisted on a 70% royalty in perpetuity as consideration for the sale, prior to the acquisition and financing of IGW. The sale was modified and approved by the current board and the new sale price has never been disclosed to the shareholders nor has it been disclosed and filed with the SEC by virtue of a Form 8-K. It was disclosed at the most recent annual shareholders meeting in July 2002 that the total wagers for all IGW licensees exceeded $600 million in total wagers and that Royal Combivac (VIP & Affiliates) represented 53% or $318 million of this figure. Considering the magnitude and material nature of this particular asset; the shareholders of Global have the right to know how this will affect shareholder value both now, in the future and as it compares to the original sale price based on consideration of a 70% royalty in perpetuity. Although there have been multiple attempts made to resolve the above issues with the current Board and certain controlling shareholders, all efforts have failed due to the current Board's reluctance to share information that they have classified as confidential.

A shareholder vote in favor of this proposal to appoint an independent analyst to complete an evaluation of VipSports and its' affiliates will provide an unbiased assessment as to the fair value of these assets. Upon completion of this evaluation, it would be presented to an unbiased independent board and proper action would be taken to complete a formal Sale Agreement and Royalty Agreement that is more representative of the original agreement made in 1998, when the VIP companies were sold for consideration of the 70% royalty in perpetuity.



Steven Abboud (Personally)

12-30-02
Date

Proposal For Next Annual Meeting for Global Entertainment

PROPOSAL: To fully disclose in all material respects the revalued sale of VIP Sports to Royal Combivac in the form of an 8K filing with the Securities and Exchange Commission.

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE MEETING

The reasoning in support of this proposal is the result of inadequate disclosure to the SEC and Shareholders of this material event, namely the revalued sale of VipSports, VipCasinos and VipSoccer to Royal Combivac in 2002. These companies and their Internet properties were sold by Interactive Gaming & Wagering N.V. (IGW), as a result of Global's negotiations to acquire and finance IGW in 1998. The sale was necessary due to the uncertain legal environment as it relates to United States Gaming Laws. Recognizing that IGW's most substantial asset was the VIP companies, Steven Abboud, on behalf of Global, insisted on a 70% royalty in perpetuity as consideration for the sale, prior to the acquisition and financing of IGW. The sale was modified and approved by the current board and the new sale price has never been disclosed to the shareholders nor has it been disclosed and filed with the SEC by virtue of a Form 8-K. It was disclosed at the most recent annual shareholders meeting in July 2002 that the total wagers for all IGW licensees exceeded $600 million in total wagers and that Royal Combivac (VIP & Affiliates) represented 53% or $318 million of this figure. Considering the magnitude and material nature of this particular asset; the shareholders of Global have the right to know how this will affect shareholder value both now, in the future and as it compares to the original sale price based on consideration of a 70% royalty in perpetuity. Although there have been multiple attempts made to resolve the above issues with the current Board and certain controlling shareholders, all efforts have failed due to the current Board's reluctance to share information that they have classified as confidential.

A shareholder vote in favor of this proposal will update all shareholders as to the revised sale of VIP and its' affiliates to Royal Combivac that took place sometime in 2002. Due to the material nature of this asset, this information should be disclosed so that all shareholders can make an assessment as to whether or not the revised sale was to the benefit of all shareholders of Global Entertainment Holdings.



Steven M. Abboud (Pres)
Shining Star Investments, Inc.

12-30-02
Date

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

The proposal relates to appointing an "unbiased, recognized, independent financial valuation expert to render an opinion as to the value of VIP Sports and its' affiliates."

There appears to be some basis for your view that Global Entertainment may exclude the proposal under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Global Entertainment omits the proposal from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Global Entertainment relies.

Sincerely,



Grace K. Lee
Special Counsel